UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER 001-35239

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	October 31, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I

REGISTRANT INFORMATION

Francesca’s Holdings Corporation
Full Name of Registrant

Not applicable
Former Name if Applicable

8760 Clay Road
Address of Principal Executive Office (Street and Number)

Houston, Texas 77080
City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Francesca’s Holdings Corporation (the “Company”)  has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2020 (the “Form 10-Q”) in a timely manner and that it does not expect to be able to file the Form 10-Q within the five-day extension permitted by the rules of the United States Securities and Exchange Commission (the “SEC”) without unreasonable effort and expense due to the events described below.

On December 3, 2020, the Company announced that it and each of its subsidiaries filed voluntary cases (the “Chapter 11 Cases”) for relief under chapter 11 of title 11 of the United States Code, §§ 101-1532, et seq. (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Chapter 11 Cases are being jointly administered under the caption In re: Francesca's Holdings Corporation, et al., Case No. 20-13076 (BLS). The Company filed customary motions seeking a variety of “first day” relief, including authority to access cash collateral and debtor-in-possession financing to continue operations, continue its use of bank accounts and cash management systems, continue customer programs and pay employee wages and benefits, which were approved, on an interim basis, by the Bankruptcy Court on December 8, 2020. The Company also filed a motion seeking authorization to pursue an auction and sale process under section 363 of the Bankruptcy Code, which is currently scheduled for a hearing on January 4, 2021, however, the Company has not foreclosed reorganization under chapter 11 of title 11 of the Bankruptcy Code in the event bids received in that process make a reorganization feasible.

On December 4, 2020, the Listing Qualifications Department staff of the Nasdaq Stock Market LLC (“Nasdaq”) notified the Company that trading in the Company’s common stock, par value $0.01 per share (the “Common Stock”), will be suspended from Nasdaq at the opening of business on December 15, 2020, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will become effective 10 days after such filing and will remove the Common Stock from listing and registration on Nasdaq. On December 11, 2020, the Company submitted a request for a hearing to appeal the delisting action and, as a result of such request, the delisting action has been stayed, pending a final written decision by the Nasdaq Hearings Panel.

Due to the considerable amount of time and resources that management must devote to the Chapter 11 Cases and related administrative requirements, the Company does not have access to sufficient resources to prepare and timely file the Form 10-Q, including the resources necessary for the preparation of the Company’s financial statements in accordance with generally accepted accounting principles and the certifications required by the Sarbanes-Oxley Act of 2002, as amended. At this time, the Company does not expect to be able to file the Form 10-Q within the five-day extension permitted by SEC rules, if at all.

The Company intends to file with the SEC Current Reports on Form 8-K containing (a) disclosure of all material events in the Chapter 11 Cases and (b) as exhibits, the operating and financial reports that are filed by the Company with the Bankruptcy Court.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Cindy Thomassee	(713)	864-1358
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has concluded that it is unable to timely file the Form 10-Q without unreasonable effort and expense for the reasons described in Part III of this Form 12b-25. The Company’s results of operations for the fiscal quarter ended October 31, 2020 differed significantly from its results of operations for the fiscal quarter ended November 2, 2019 due to the acceleration of its operating losses and related adverse developments that occurred with respect to the Company’s results of operations and cash flows as a result of the ongoing COVID-19 pandemic preceding the commencement of the Chapter 11 Cases. These matters were addressed in the Company’s Quarterly Reports on Form 10-Q for the periods ended May 2, 2020 and August 1, 2020, filed with the SEC on July 28, 2020 and September 15, 2020, respectively, as well as subsequent Current Reports on Form 8-K.

The Company is required to file operating reports with the Bankruptcy Court relating to periods subsequent to December 3, 2020, and intends to include these operating reports as exhibits to the Company’s Current Reports on Form 8-K.

All documents filed with the Bankruptcy Court on the docket of and other information related to the Chapter 11 Cases are available for review and free of charge online at https://cases.stretto.com/francescas.

Francesca’s Holdings Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 15, 2020	By:	/s/ Cindy Thomassee
Cindy Thomassee
Executive Vice President and Chief Financial Officer (duly authorized officer and Principal Financial and Accounting Officer)